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Exhibit 10.3

MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY DESCRIPTION

        Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, and subsidiaries (together, the "Company") is engaged in three businesses: Transportation, Offshore Construction and Seafood. The Transportation business is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"); the Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA"), a subsidiary in which the Company held a 63% economic interest and a 69% voting interest as of November 30, 2002; and the Seafood business is carried out through Stolt Sea Farm Holdings plc ("SSF"). In addition, the Company has two e-commerce businesses which were formed in 2000. Optimum Logistics Ltd. ("OLL") provides logistics software for the chemical and other bulk materials industries and SeaSupplier Ltd. ("SSL") provides a total marine procurement system.

GENERAL BUSINESS ENVIRONMENT

Stolt-Nielsen Transportation Group Ltd.

        SNTG is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids, providing its customers with integrated logistics solutions.

        SNTG is one of the largest operators of parcel tankers in the world, and is also the largest operator in the tank container market. Parcel tankers and tank containers carry similar products with parcel tankers typically used to transport cargo lots greater than 150 metric tons, while tank containers are typically more economical for transportation of smaller cargo lots.

        SNTG's parcel tanker operations compete with operators based primarily in Europe and the Asia Pacific region. The parcel tanker market can be divided into two segments, deep-sea and regional. Typically ships in the deep-sea segment are greater than 10,000 dead-weight tons ("dwt") while those in the regional segment are often less than 10,000 dwt. For certain products carried (usually larger lots of commodity chemicals rather than specialty chemicals), parcel tankers may face competition from some of the more sophisticated of the product tankers, typically referred to as "chemical product tankers". These ships may "swing" into and out of the chemical tanker market depending on the relative earnings of the parcel and product trades. On occasion, SNTG's parcel tankers also compete against ships dedicated to the carriage of a single cargo as well as ships which are controlled by major shippers, primarily for their own use.

        SNTG utilizes its terminals as regional hubs to improve the operational efficiency of SNTG's parcel tankers and offer storage and distribution services to the same customers and for the same products as the tanker and tank container operations. SNTG's terminals compete with both international terminal networks and local terminal operators with geographic location being a key competitive element. SNTG currently owns and operates two tank storage terminals in the U.S. and one in Santos, Brazil, with a combined capacity of approximately 3.4 million barrels of liquid storage. SNTG's terminal operations also have interests in three ventures, with a combined storage capacity of 4.7 million barrels: (i) a 40% interest in Stolthaven Westport Sdn. Bhd., a joint venture with the Bolton Group in Malaysia; (ii) a 37% interest in Dovechem Stolthaven Ltd. (formerly Dovechem Terminals Holdings Ltd.), a publicly-traded company listed on the Singapore stock exchange, with terminals and drum manufacturing interests in China, Singapore and Malaysia; and (iii) a 50% interest in Jeong—IL Stolthaven Ulsan Co. Ltd. which has a terminal facility in Ulsan, South Korea. The results of the joint ventures are accounted for under the equity method of accounting.

        SNTG's new public, bulk liquid storage terminal at Braithwaite, Louisiana ("LA"), became operational in May 2001, prior to the completion of the first phase of the project. Phase I was completed in the first quarter of 2002. The facility contains 38 tanks with a total of 0.85 million barrels of storage capacity and associated ship, rail and trucking facilities constructed at a total cost of approximately $55 million, for the first phase, excluding cost of upgrading tanks for storage of certain products. Construction of the second phase began in November 2002. This will add an additional 7 tanks with storage capacity of 0.29 million barrels with an anticipated completion date for all tanks during the third quarter 2003.

        Demand for SNTG's services is dependent on the condition and growth of the worldwide economy and trade patterns for the products shipped and stored. Factors impacting this include overall demand for the products SNTG carries and stores, location and level of the production of the products carried and stored in relation to location of demand, currency fluctuations, import/export tariffs and other trade restrictions, and current spot and future prices of the products. SNTG, as a supplier to the chemical industry, can expect increased pressure from customers if their profitability continues to be adversely impacted by the economy. Any general economic slowdown could also have an adverse effect on the demand for those services and therefore, upon SNTG.

        The total deep sea fleet of parcel and chemical product tankers is composed of 732 ships totaling 19.6 million dwt of which the fleet of SNTG's core competitors, which includes a total of 16 operators including SNTG, is composed of 327 ships totaling 8.6 million dwt.

        The number of new ships delivered into the market, scrapping, and industry regulation influence the supply of parcel tankers. The supply of the chemical product tankers is expected to be impacted by the sinking in November 2002 of the single hull tanker, Prestige. It is anticipated that there may be restrictions on the operation of single hull ships operating within the European Union as a consequence.

        The world order book for new-buildings for the core fleet, to be delivered over the next three years, stands at approximately 13% of the current fleet, with approximately two-thirds to three-quarters of these deliveries expected by the end of 2003.

        SNTG's tank container division competes with other tank container operators, operators of shipper-owned tank containers, barrel drums, liquid bags, and, on land, with operators of truck and rail tank cars. The number of tank containers constructed and industry regulations influence the supply of tank containers.

        In the second quarter of 2002, SNTG sold 2,185 tank containers as part of a sale and leaseback transaction for $29.8 million, which approximated their carrying value. SNTG also sold 12 chemical parcel tankers, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transactions costs. Such tankers were also leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction is being amortized over the maximum lease term of 4.5 years as a component of "Operating Expenses." These two lease arrangements are being treated as operating leases for accounting purposes.

        In the third quarter of 2002, SNTG entered into agreements with various Japanese shipowners for the time charter of seven parcel tankers with anticipated deliveries in 2003 through 2005. These new buildings are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, that are for an initial minimum period of approximately 5 years and include extension and purchase options, SNTG has time charter commitments for these operating leases of approximately $176 million for the period of 2003 through 2010.

        In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets, and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January, 2002. SNTG management anticipates that the restructuring program will save SNTG approximately $10 million per year by 2003 and will result in an aggregate charge of approximately $11.3 million during 2002 and 2003, with a total of $9.6 million incurred for severance, relocation and other costs through November 30, 2002. A further aspect of the initiative was the sale of non-strategic assets, including the November, 2001 sale of the Perth Amboy, New Jersey ("NJ") and Chicago, Illinois ("IL") terminals; and the construction of a new storage terminal in Braithwaite, LA (which opened for business in mid-2001) and expansion of terminals in other key ports to increase the synergy between SNTG's ships and storage terminals.

Stolt Offshore S.A.

        SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline, trunkline and pipeline lay, construction, inspection and maintenance services. SOSA operates in more than 60 countries worldwide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa and the Middle East ("SEAME"), South America and North America.

        On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA. This transaction was effected by the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in the joint venture entity. SOSA issued 1.8 million SOSA Class A shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in NKT, for a total consideration of $36 million. This acquisition secured the supply of flexible products for SOSA.

        On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% was acquired on February 4, 2000. The purchase price was comprised of $111.6 million in cash; the issuance of 6.1 million SOSA Class A shares at a maximum guaranteed price of $18.50 per share, giving a value of $113.6 million that was ultimately settled in cash in the second quarter of 2002; and acquisition costs of $3.4 million. SOSA also entered into a hire purchase arrangement for two ships owned by GTM, the Seaway Polaris and the DLB 801, with an early purchase option after two years. The net present value of this arrangement at the date of acquisition was $32.0 million. In addition, SOSA assumed debt of $18.4 million that was due from ETPM to GTM and assumed debt of $71.0 million that was due to third parties. The total purchase price was $350.0 million.

        ETPM had a significant market position in West Africa, which for the last few years has been one of the fastest growing markets for SOSA's services. ETPM also had significant engineering skills particularly in conceptual engineering and offshore design of both subsea structures and of fixed and floating production platforms, in addition to a fleet of pipelay barges, which broaden SOSA's range of pipelay capabilities.

        In order to facilitate the funding of the cash portion of the SOSA investments in 2000, SOSA issued 10.3 million Class A shares, which were purchased by the Company in February 2000 for $100 million. As a result of the increased debt burden assumed pursuant to the acquisition, SOSA decided to reduce its financial leverage by offering a further 9.4 million Class A shares for subscription, which were taken up by the Company in May 2000, for $100 million.

        On July 18, 2001, SOSA acquired the Paris-based engineering company Ingerop Litwin from Vinci. On September 4, 2001, SOSA acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. SOSA paid a total of $16.7 million in cash for these two companies, $4.3 million of which has been deferred until 2005. These acquisitions, by adding conceptual design and detailed engineering skills, have enabled SOSA to better undertake all of the engineering required for many of the large engineering, procurement, installation and commission ("EPIC") type contracts that are expected to come into the market in the next few years.

        On June 25, 2002 SOSA announced that its Board of Directors had agreed to accept an offer from the Company to exchange $24 million principal amount of outstanding debt owing by SOSA to SNSA for 3 million Common shares at an exchange price of $8.00 per share. On September 26, 2002 SOSA's Board of Directors agreed to accept an offer from the Company to exchange $40 million principal amount of outstanding debt owed by SOSA to SNSA for 9.4 million Common shares at an exchange price of $4.25 per share. On completion of this transaction, the total number of SOSA Common share equivalents outstanding was 93.3 million.

        The market for SOSA's services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

        Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies. The impact of this investment takes time to work through to the offshore construction sector. SOSA expects to see a continued expansion of demand in 2003 for its services, with this trend continuing over the next few years. However, SOSA's management believes that, for offshore EPIC contractors to survive, the oil companies which make up its customer base will need to share more of the risks and rewards associated with EPIC projects in challenging geographic areas. It is the strategy of SOSA to be an EPIC contractor, but it will not accept contractually onerous terms, which it has in the past.

        SOSA's latest forecasts for 2003 indicate that there will be a narrow margin of compliance with its debt covenants at each quarter end. SOSA's ability to remain within these covenants is dependent on (1) its operating performance, (2) funding from SNSA, and (3) SOSA's plans to divest certain assets.

        Despite a substantial increase in sales revenue in 2002 compared to 2001, SOSA reported a net loss of $151.9 million. Even when impairment write-downs of goodwill are excluded, this still represents a loss of $45.5 million, before minority interest.

        SOSA's backlog at January 31, 2003 stood at $1.6 billion, of which $930 million is for 2003. This compares to a backlog at January 31, 2002 of $1.6 billion, of which $937 million was for 2002.

Stolt Sea Farm Holdings plc

        SSF produces, processes, and markets a variety of high quality seafood with salmon production sites in Norway, North America, Chile, and Scotland; salmon trout production sites in Norway and Chile; tilapia production sites in Canada; turbot production sites in Spain, Portugal, Norway, and France; halibut production sites in Norway; a tuna production site in Australia; and sturgeon and caviar production sites in the U.S. SSF has worldwide marketing operations with sales organizations covering North America, Europe, and Asia Pacific.

        As the world population grows and individuals increasingly seek healthier products like fish, and with the supply of wild catch seeming to have reached peak sustainable levels, the demand for farmed fish is expected to increase. From being primarily a salmon farming and sales company, SSF has diversified over the years into farming and selling other species, and has built a substantial seafood trading business in the Asia Pacific region. The following table illustrates the balance of these activities in terms of net operating revenue:

	2002	2001	2000
	(U.S. dollars in millions)
Atlantic Salmon/Salmon Trout/Coho—
Farming and Sales:
Americas	$139.7	$130.0	$146.7
Norway	66.8	76.9	77.5
United Kingdom	17.0	15.0	15.1

Other Species—
Farming and Sales:
Turbot	22.4	20.8	19.2
Tuna	48.1	44.2	—
Halibut	1.5	1.9	2.5
Sturgeon	2.4	2.6	1.8
Tilapia	0.2	0.2	0.3
Other	0.4	—	—

Sales and Marketing in Asia-Pacific	188.8	113.8	91.9

Inter-regional Elimination	(51.6)	(31.0)	(29.0)

Total Net Operating Revenue	$435.7	$374.4	$326.0

        Of the main competitors in the industry, SSF is one of three currently with a presence in all the big four farming regions (Norway, Chile, Canada/U.S. and the U.K). Two other major competitors farm in three of the big four regions. SSF is the only one with an in-market sales organization in all main markets. SSF's position in the industry is strengthened by the fact that SSF has further diversified into farming various other species. SSF has also been developing a concept of sales of higher value added products deeper in the market, through processing and sales units situated in the U.S. market and known as seafood centers. The first of these was opened in 1997 in Los Angeles, CA and a second was opened in Stratford, CT in 2001.

        SSF and its competitors in the aquaculture industry in the last two years have shown some poor financial results, and this has resulted in several competitors coming under severe liquidity pressure. The main cause of the poor results has been the salmonid farming sector, with the performance in farming of other species that SSF is involved in on an industrial scale, such as turbot and Southern bluefin tuna, holding up well. SSF's seafood trading activities in general have also held up well. The major factor causing problems for salmonid aquaculture has been low prices to the farmers, caused by excessive increases in supply into the market coupled with a slowdown in the rate of increase in demand for the production. The slowdown in the U.S. was mainly due to post September 11, 2001 weakness and in Europe was mainly due to weak economies. In addition to weak pricing, the industry in North America has suffered severely in 2002 from extraordinary mortalities, caused by viral and parasitic infections. There are signs that the liquidity problems in the industry, together with lost volumes following diseases, are causing slowdowns or even halts in the growth in supply of salmonids, which should lead to an improvement in the demand/supply balance and prices. The salmonids produced by the industry have become a commodity over recent years, and so it is anticipated the industry will always be susceptible to swings in production and prices. For this reason SSF has increased its focus on being a cost leading producer, and has reorganized its farming activities in Europe to achieve improved efficiencies. SSF has also reorganized its sales and marketing activities in both Europe and North America in an attempt to capture more of the margin in the supply chain for salmonids through to the end consumers, and to increase the value added to the raw material farmed by SSF. The benefits of these initiatives will be felt increasingly over time. SSF is also increasing its exposure in the profitable turbot activities by building a new state of the art facility in Spain to increase its turbot farming capacity by 40%, and continues its development of other non-salmonid species which have good profit potential. The development of new species to profitable commercial levels takes time, but SSF is well placed to lead this process in the industry.

        In September 2000, SSF purchased Rokerij La Couronne NV, a smoker and processor of salmon and other seafood products.

        In September 2000, SSF purchased the remaining 49% of Pacific Aqua Salmon Farmers Ltd. ("PASFL") that it did not own. PASFL is a producer of Atlantic salmon in British Columbia, and SSF acquired its initial 51% interest in the company when it acquired International Aqua Foods Ltd. ("IAF") in 1999. The seller of the 49% interest in PASFL was EWOS Canada Ltd., a subsidiary of Cermaq ASA. The agreement involved SSF acquiring the remaining 49% of the company, while Cermaq ASA acquired the assets and inventory owned by SSF at the Tofino, British Columbia sites.

        The total consideration for the three aforementioned SSF acquisitions in 2000 was approximately $9 million.

        In December 2000, SSF purchased Australian Bluefin Pty Ltd., a company involved in the ranching of Southern Bluefin tuna.

        In December 2000, SSF purchased the remaining 49% of Ocean Horizons SA ("OHSA") that it did not own. OHSA is a producer of Atlantic salmon in Chile, and SSF acquired its initial 51% interest in the company when it acquired IAF in 1999.

        In February 2001, SSF purchased Harlosh Salmon Limited, a company that is involved in the farming of salmon in Scotland.

        In July 2001, SSF purchased the 87.5% of Sociedad Pesquera Eicosal SA ("Eicosal") that it did not own. Eicosal is a producer of Atlantic salmon, salmon trout and coho in Chile.

        In July 2001, SSF purchased the 50% of Ferme Marine de l'Adour ("FMA") that it did not already own. FMA is a producer of turbot in France.

        The total consideration for the five aforementioned SSF acquisitions in 2001 was approximately $80 million.

        In December 2001, SSF purchased F&B Sales Ltd., a company based in Hong Kong and involved in the trading of seafood, for a total consideration, including debt assumed, of approximately $2 million.

MULTICURRENCY ACTIVITIES

        The functional and the reporting currency of the Company, as well as that of a majority of SNTG's activities, is the U.S. dollar.

        In SOSA, the majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The functional currencies of the companies that comprise the Norway region and the U.K. region are the Norwegian kroner and the British pound, respectively. The U.S. dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME, and South America regions. In SSF, the functional currencies of significant subsidiaries include the U.S. dollar, the Norwegian kroner, the British pound, the Euro and the Japanese yen.

        Because revenues and expenses are not always denominated in the same currency, the Company enters into forward exchange and option contracts to hedge capital expenditure and operational non-functional currency exposures on a continuing basis for periods consistent with the committed exposures. The Company does not engage in foreign currency speculation.

RESULTS OF OPERATIONS

        In 2002, the Company had consolidated net operating revenue of $2.9 billion, compared to $2.7 billion in 2001 and $2.3 billion in 2000. Results of operations are discussed below by business down to gross profit level for SNTG and SSF, and to net income for SOSA, and then on a consolidated basis for the remaining captions in the statements of operations.

Stolt-Nielsen Transportation Group Ltd.

Tankers

        The total number of ships owned and/or operated by SNTG as of November 30, 2002, was 132, representing 2.2 million dwt. Of this total, 68 ships participated in the Stolt Tankers Joint Service (the "Joint Service"), an arrangement for the coordinated marketing, operation, and administration of tankers owned or chartered by the Joint Service participants in the deep-sea inter-continental market. The remainder of the ships provide regional services. The composition of the fleet at November 30, 2002 was as follows:

	Number of ships	Millions of dwt	% of the Joint Service net revenue for the year ended November 30, 2002
Joint Service:
Stolt-Nielsen Transportation
Group Limited	45	1.44	80.1
NYK Stolt Tanker S.A.	7	0.17	11.7
Barton Partner Limited	1	0.01	1.3
Bibby Pool Partner Limited	5	0.08	4.9
Unicorn Lines (Pty) Limited	2	0.03	2.0

	60	1.73	100.0
Time-chartered ships	8	0.22

Total Joint Service	68	1.95
Ships in regional services	64	0.28

Total	132	2.23

        Net revenue available for distribution to the participants is defined in the Joint Service agreement as the combined operating revenue of the ships which participate in the Joint Service, less combined voyage expenses, overhead costs, and commission to outside brokers. The net revenue is distributed proportionately to each participant according to a formula which takes into account each ship's cargo capacity, number of operating days during the period, and an earnings factor.

        In its results of operations, SNTG tanker operations includes 100% of the net operating revenue of the Joint Service, and includes, as tanker operating costs, all voyage costs associated with the participating ships, as well as the earnings distributed to the other participants in the Joint Service.

        SNTG tanker operations' net operating revenue in 2002 decreased 8.4% to $691.8 million, from $754.9 million in 2001 which was a 9.1% increase from $691.8 million in 2000. The changes in revenue can be explained as follows:

  (i)
  SNTG redelivered time-chartered product tankers in the second half of 2002 as the product trade market softened. SNTG's fleet in 2002 averaged 2.32 million dwt, a decrease of 9% from 2.55 million dwt in 2001, which was an increase of 2% from 2.51 million dwt in 2000.

  (ii)
  The market improvement in 2001 arose in the latter part of that year from a very strong product tanker market which resulted in a tightening of supply and upward pressure on rates in the chemical tanker market. In 2002 the chemical tanker market remained relatively consistent with 2001 with specific improvement in SNTG's regional European, Carribean and Asian trade routes which was counter balanced by a decline in revenues in the product tanker market.

  (iii)
  Cargo carried in 2002 was 23.8 million tons, a decrease of 12% from 27.0 million tons in 2001, which was an increase of 7% from 25.3 million tons in 2000. The decline in 2002 was primarily due to the redelivery of the time-chartered product tanker ships, as described above.

        In 2002, 67% of tanker revenue was under Contracts of Affreightment ("COA"), typically one year in duration. The remaining 33% were based on spot rates. The percentage of revenue from COAs versus spot rates in 2001 and 2000 was lower than 2002 and broadly similar at 54% and 58%, respectively. The level of spot trade in 2002 was impacted by the decline in the clean petroleum product trade and the general product trade, which had been particularly strong during 2001. The effect of this was counter balanced by the increase in revenue from COA's. SNTG's tanker operations had gross profit of $151.2 million, $162.7 million, and $109.9 million, in 2002, 2001, and 2000, respectively, and gross margins of 22%, 22%, and 16%, respectively. After successive years of increasing gross profit and gross margin, 2002 saw the gross profit decline by $11.5 million, or 7%, in line with the decline in net operating revenue. The gross margin was marginally lower in 2002 versus 2001.

        In 2002, ship bunker fuel for SNTG's tanker operation constituted approximately 20% of the total operating expenses for tankers. The average price of bunker fuel purchased by SNTG during 2002 was approximately $144 per ton. This compares to the average bunker fuel price for 2001 of approximately $139 per ton. SNTG attempts to pass fuel price fluctuations through to its customers under COA's. During 2002, approximately 58% of tanker revenue earned under COA's included contract provisions intended to pass through fluctuations in fuel prices. The profitability of the remaining 42% of tanker revenue earned under COA's is directly impacted by changes in fuel prices. A factor in the determination of spot rates should be the impact of prevailing fuel prices.

        The sailed-in time-charter index for the Joint Service, which is a measure of the relative average daily fleet revenue, less voyage costs (commissions, port expenses, and bunkers), per ship operating day decreased approximately 2% in 2002, after increasing 16% in 2001 and 3% in 2000. During the same three year period, the owning operating cost per day of SNTG's fleet in the Joint Service decreased by 2% in 2002, increased by 3% in 2001, and decreased by 7% in 2000. The overall decrease in tanker owning operating costs over this period was due to a newer, more efficient fleet and improved purchasing practices partially offset by a weakening U.S. dollar and higher insurance expenses.

        In addition to the 12 ships included in the sale and leaseback transaction, SNTG sold one ship and scrapped two ships over the last three years.

        With the new building programs of our competitors in the core fleet winding down and a limited number of new chemical product tankers swinging into the parcel market, management expects net supply growth to be relatively in line with that of the overall demand for parcel tanker services for the next several years, barring any further deterioration in world trade as a result of uncertainty in the global economies or negative impact of the war in Iraq. At this time management expects results to be broadly similar in 2003 in comparison with 2002.

Tank Containers

        Net operating revenue in 2002 was $227.6 million, a 6% increase from $214.4 million in 2001, which was a 4% decrease from $223.7 million in 2000. The improvement in 2002 was attributable to increased demand in major markets, increased sales and marketing initiatives leading to growth in new markets and also entry into the food grade sector. The decrease in 2001 was attributable to the transfer of the rail group (that had revenues of $9.8 million in 2000) to the Terminal division. There was an improvement in volume of container shipments in 2002. Shipments totaled 66,330, an 11% increase from shipments of 59,762 in 2001. Shipments in 2001 reflected an increase of 2% from shipments of 58,624 in 2000. Shipments from North America, Europe and Intra-Asia were particularly strong in 2002 in comparison to 2001. Intra-Asian shipments were strong in both 2002 and 2001. Growth in shipments of 5% to 7% is forecasted for 2003 as a result of continued strong markets and sales and marketing initiatives in North America, Europe and the Asia Pacific region. Total shipments increased in 2001 over 2000 but declines were experienced in Europe and Japan.

        As of November 30, 2002, SNTG controlled a fleet of 14,955 tank containers, a 5% increase from the 14,184 tank containers controlled at the end of 2001. In comparison, 2001 reflected an 11% decrease from the 15,923 tank containers controlled at the end of 2000. The increase in 2002 is the result of leasing additional tanks to meet an increase in demand and to enter the new food grade market. The leasing cost for 2002 is at a lower cost per tank than 2001. The decrease in the 2001 fleet was a result of the off-hire program of leased tanks targeted to improve utilization.

        SNTG's tank container operation had gross profit of $43.8 million, $40.8 million, and $44.1 million in 2002, 2001, and 2000, respectively, and gross margins of 19% in 2002, 19% in 2001 and 20% in 2000. Margins improved in 2002 as a result of higher utilization in all geographical sectors. Gross margins in 2002 remained consistent with 2001 while gross profit has increased in line with increasing revenues. Margins had declined in 2001 due to increased competition in regional markets, increased repositioning expenses, termination costs associated with the off-hire program, and the transfer of the rail group to Terminals.

Terminals

        Net operating revenue in 2002 was $58.5 million, a decrease of $19.9 million or 25%, due to the sale of the Chicago and Perth Amboy terminals in late 2001, from $78.4 million in 2001, and a decrease of $0.8 million from $59.3 million in 2000. Excluding revenues related to the startup of Braithwaite, LA and the sale of the Chicago, IL and Perth Amboy, NJ terminals, net operating revenue for the remaining terminals and the rail group was $51.6 million in 2002, which reflects a decrease of $1.4 million or 3% from $53.0 million in 2001. There was a 13% increase in 2001 from 2000 net operating revenue after including $9.8 million in net operating revenue for the rail group, which transferred from Stolt Tank Container division in mid-2001.

        Total storage capacity of our wholly owned facilities at the end of 2002 was 3.4 million barrels (537,700 cubic meters) as compared to 2.5 million barrels (403,500 cubic meters) and 5.0 million barrels (801,200 cubic meters) at the end of 2001 and 2000, respectively. The storage capacity available with our joint venture terminals in Asia Pacific, by the end of 2002, was 4.7 million barrels (740,900 cubic meters) as compared to 4.4 million barrels (700,000 cubic meters) at the end of 2001 and 3.3 million barrels (525,000 cubic meters) at the end of 2000. Average capacity utilization at SNTG's wholly-owned North and South American terminals was 97% in 2002, 95% in 2001, and 92% in 2000. The average capacity utilization increase in 2002 over the prior two years was due to increased activity at the Houston and Santos facilities, as well as the positive impact from the sale of the Chicago, IL facility, which had a lower average utilization.

        Gross profit of SNTG's terminal operation was $21.0 million, $30.1 million, and $24.0 million, in 2002, 2001, and 2000, respectively, with gross margins of 36%, 38%, and 41%, respectively. Margins fell in 2002 from 2001 due to a decline in the margin for the Houston terminal and the higher infrastructure costs relative to storage capacity at the Braithwaite, LA terminal. Margins fell in 2001 from 2000 due to the inclusion of the rail group along with the start-up nature of the Braithwaite, LA terminal facility, which was slightly offset by improvements at the other facilities. Gross profit declined by 30% from 2001 to 2002. The decline is attributable to the sale of the Chicago, IL and Perth Amboy, NJ terminals. Excluding the results from these sold terminals, 2001 gross profit would have been $22.0 million, which is a 5% reduction from 2001 to 2002.

Stolt Offshore S.A.

        Net operating revenue increased to $1,437.5 million in 2002 from $1,255.9 million in 2001, due to the continued growth in the market for SOSA's services, particularly on major projects in the SEAME region, in addition to increased year-on-year revenue on Paragon Engineering Services and Paragon Litwin which were both acquired during 2001. The results before tax have been adversely affected by losses incurred on several major contracts in West Africa, North Sea and Egypt, and also by a number of non-recurring impairment charges. A charge of $106.4 million for impairment of goodwill results from the elimination of goodwill on acquisition of three subsidiaries: firstly, a charge of $103.0 million in respect of the 1998 acquisition of Ceanic; secondly, a charge of $1.8 million in respect of Danco A/S, which holds SOSA's investment in the NKT Flexibles I/S joint venture; and thirdly, a charge of $1.6 million in respect of SOSA's Indonesian subsidiary PT Komaritim. A charge of $12.1 million for impairment of fixed assets is made up of several items, the main one being SOSA's 49% share of a fixed asset impairment loss booked by the NKT Flexibles I/S joint venture. The remainder of the charge relates to adjustments to the carrying value of several smaller fixed assets. After reflecting these impairment adjustments, SOSA'a results declined significantly from a profit before tax in 2001 of $6.4 million to a loss before tax of $143.7 million in 2002.

        Net operating revenue increased to $1,255.9 million in 2001 from $983.4 million in 2000 largely due to greater activity on major projects in the Gulf of Mexico and West Africa. During the year, the Girassol and Gulfstream projects suffered from project delays, cost overruns and delays in settling variation orders which negatively impacted SOSA's results. The project delays also tied up some of SOSA's major construction assets, reducing capacity to participate in the spot market which can be significant in the second half of the year. Despite these factors, the improved market conditions resulted in an improvement in the results before tax from a loss of $38.2 million in 2000 to a profit before tax in 2001 of $6.4 million.

        Revenues improved $181.6 million in 2002, primarily due to an additional $182.5 million of revenue in the SEAME region, and a full year of revenue from the Paragon and Litwin engineering companies. Revenues in the SEAME region rose $182.5 million in 2002 due to the high levels of activity in Nigeria with the Shell EA, Forcados Yokri and Offshore Gas Gathering System ("OGGS") projects running in conventional water depths for Shell, and the Total Fina Elf Amenam project now close to completion. Revenues also increased by $68.7 million due to the inclusion of both the Paragon and Litwin engineering companies for a full financial year. In 2001, these two businesses were only consolidated for part of the year subsequent to acquisition. Revenues in the U.K. region rose $15.1 million, reflecting a continuation of the increase in project activity in the region from 2001. These improvements were partially offset by the $86.2 million decrease in the North America region due to reduced activity on the pipelay project for Gulfstream Natural Gas LLC which was completed in early 2002, and reduced subsea construction activity resulting from depressed market conditions. The loss before tax of $143.7 million in 2002 declined from an income before tax of $6.4 million in 2001. The North America region incurred higher losses of $79.8 million mainly due to the $103.0 million goodwill impairment charge relating to the 1998 acquisition of Ceanic. Excluding the impairment charge, the improvement of $23.2 million is partially due to the gain of $8.0 million on the asset sale of Big Inch Marine Systems, Inc., and improved results on subsea construction projects. The results for the SEAME region decreased $61.1 million from 2001 to 2002 due to the loss-making turnkey projects in the EPIC product line. The U.K. region results declined $6.4 million in 2002 and was mainly attributable to the Conoco CMS 3 subsea construction project, which experienced increases in work duration and associated expeditures.

        Revenues improved $272.5 million in 2001, primarily due to the increased level of activity in the North America region, contributing $154.4 million to the improvement, with the pipelay project for Gulfstream National Gas LLC. Revenues in the U.K. region rose $91.1 million due to the improved market conditions in this region. The SEAME region also increased revenues by $75.3 million, largely the result of the Girassol project in Angola and traditional pipelay contracts on offshore projects in Nigeria. The above increases were partially offset by the $88.2 million decrease in Norway region revenues in 2001 due to the absence of any major pipelay projects. The loss before tax of $38.2 million in 2000 improved to income before tax of $6.4 million in 2001. In the Asia Pacific region, a break even result in 2001 compared to a net loss before tax of $14.9 million in 2000. The improvement in 2001 was the result of efforts carried out in 2000 to reduce the local fixed cost structure and focus on the target niche market, and the poor performance in 2000 on two projects in Indonesia was not repeated. The U.K. region improved $10.5 million due to increased market activity and better asset utilization. The Norway region increased net income before tax $8.7 million due to the good performance on subsea construction projects. Poor performance on the Gulfstream project resulted in increased losses of $15.0 million in the North America region in 2001, while corporate losses were reduced $24.0 million due to higher recovery of interest expense and asset utilization as compared to 2000.

        SOSA had a gross profit of $42.5 million, $94.4 million, and $53.4 million in 2002, 2001, and 2000, respectively, with gross margins of 3%, 8%, and 5%, respectively. The change in gross profit and margins was largely the result of those factors mentioned above.

        SOSA's fleet is comprised of dynamically positioned deepwater heavy construction ships, light construction and survey ships, and trunkline, barges and anchor ships. The utilization of the deepwater heavy construction fleet was 80% in 2002, compared to 88% in 2001 and 78% in 2000. The lower utilization in 2002 was due to a decrease in the utilization of the Seaway Falcon which had 50 days of unpaid transit, and the Seaway Polaris due to drydocking. In 2001 increased utilization was due to growth in demand in the North Sea, Gulf of Mexico and West Africa, particularly on the ship-intensive Girassol project. In 2003 SOSA expects ship utilization to decline due to the lack of demand for certain ships and barges, most notably the LB 200.

Stolt Sea Farm Holdings plc

        Net operating revenue in 2002 increased 16% to $435.7 million from $374.4 million in 2001, which was a 15% increase from $326.0 million in 2000. The increase in net operating revenue in 2002 was primarily due to increased activity in the Asia Pacific trading operations, but also due to the inclusion of a full year's results of the Eicosal salmon, salmon trout and coho farming activities in Chile that were acquired in July 2001. Net operating revenue in the Norway region actually fell 13% due to a shortage of volumes following a disease outbreak in 2001. The increase in net operating revenue in 2001 was primarily due to increased revenue in the Asia Pacific, both due to increased volumes of traded products and due to the addition of the bluefin tuna activities in Australia. Although volumes in both the Americas and Norway salmon farming businesses were higher in 2001 than in 2000, net operating revenue overall was lower due to the sharp fall in selling prices in their markets, brought about by a sharp increase in supplies into the market, primarily from Chile.

        Total Atlantic salmon, salmon trout and coho volumes sold, in gutted whole fish equivalent metric tons assuming an average 60% yield on processed products sold and excluding volumes sold intercompany into Asia Pacific, were 93,700 metric tons in 2002, 72,800 metric tons in 2001 and 60,100 metric tons in 2000. Of the metric tons sold, 59,600 metric tons, 51,100 metric tons and 39,100 metric tons, respectively, were from SSF's own production, the remainder being sourced from other producers. The increase in volume of SSF's own production in 2002 mainly reflects the additional volumes from the Eicosal acquisition in Chile. The increase in the volume of SSF's own production in 2001 reflects expansion in Canada, Chile, and the U.K. as well as the acquisition in Chile of the remaining 87.5% of Eicosal that was not owned by the Company.

        In 1996, the Norwegian government imposed feed quotas and production regulations on Norwegian fish farmers in an attempt to reduce the supply of Norwegian farmed salmon, and hence the amount of Norwegian farmed salmon available for sale in the European Union ("EU") market. In order to avoid further threats of duties against Norwegian salmon, the Norwegian government, in July 1997, reached an agreement with the EU (the "EU Agreement") for a five year period to regulate supplies of Norwegian salmon into the EU market. This agreement, among other things, restricted the increase in supply of Norwegian salmon into the EU market to 10% per year; required the average sales price to be at or above an agreed minimum price; and increased the export levy payable by Norwegian producers. The Norwegian government still maintains the feed quota and production regulations that it introduced in 1996. The quotas and regulations have had an adverse effect on the cost structure of the Norwegian operation, as they have limited the capacity utilization of farmed concessions. However, the Norwegian government has permitted annual increases of varying amounts (ranging from 2% to 10%) in the feed quotas, which progressively reduce the negative impact of the feed quota regime. The EU Agreement expired in 2002, but was extended by mutual agreement while further discussions were held as to what, if anything, should take the place of that agreement. To date, no agreement has been announced and the EU Agreement is still in force.

        In Chile, in 1998, following a formal complaint by certain U.S. salmon farmers, the U.S. Department of Commerce ("DOC") instigated an anti-dumping review against the Chilean salmon farming industry that sold their products into the U.S. market. 15 of the largest producers were investigated, including Eicosal. Eicosal initially received a 10.69% duty. Since 1998, the large producers have been subject to annual reviews for dumping behavior, and in the three subsequent annual reviews Eicosal was found de minimis and therefore pays zero duty. SSF's Ocean Horizons business in Chile, which was not one of the large producers in Chile, was subjected to a dumping duty of the average industry rate of 4.7%. As Eicosal received a third consecutive clean dumping review in respect of the period ending June 30, 2001, it should have been eligible for revocation of the anti-dumping charges. However, as a result of the acquisition by SSF of the Eicosal business in July 2001, the DOC declined to revoke the charges. The reason given was that the potential collapsing of Eicosal and Ocean Horizons after they became jointly owned by SSF may lead to future dumping. SSF is appealing this ruling on the basis that the acquisition of Eicosal by SSF took place after the end of the third review period and so is not relevant. The outcome of the appeal will probably not be known until 2004. If the appeal is successful, SSF will not have to pay duties. If it is not successful, SSF will have to continue to complete annual reviews and file again for revocation in future years. In the meantime, SSF has informed the DOC that it declines to take part in the fourth review covering the year ended June 30, 2002, on the basis that SSF believes that revocation was unfairly and mistakenly withheld and that the DOC's timetable and demands for additional information for the fourth review have placed an impossible burden on SSF. It is not yet known what the outcome of this will be, but it is likely that the DOC will impose some sort of duty on SSF which could be recovered by SSF if its stance is vindicated.

        The demand/supply balance in the EU market in much of 2000 was more favorable to the salmon farming industry in Europe than it had been for several years, resulting in better market prices than had been seen for several years. This was due in some part to more restricted supply from Norway following the imposition of feed quotas, but also due to the high incidence of disease in the Scottish salmon farming industry in 1998, which resulted in reduced supply from Scotland, to increasing exports of Norwegian farmed salmon to the Asia Pacific market and to reduced volumes from Chile as the industry in Chile also had some disease problems in 1998 and responded to anti-dumping measures in the U.S. market. At the end of 2000 and into 2001, however, supplies from Chile, the UK, Ireland, and the Faeroe Islands all increased substantially, causing a sharp imbalance in the supply into the market, and this has resulted in sharply reduced prices in all markets. For 2001, prices were on average some 30% lower in Europe and 40% lower in the U.S. compared to levels in 2000. In 2002, prices in Europe were a further 10% lower than on average in 2001, and in the U.S. market some 10% lower than in 2001. In Europe, prices were steady but low in the latter part of the year, while in the U.S. market they were showing a steady trend upwards. In 2002 SSF also had a significantly increased volume of salmon trout and coho for sale in the Japanese market, following the Eicosal acquisition in 2001. Prices for these products during 2002 were at all time lows, at some 50% below prices at the same times in 2001, and recovered somewhat in the latter part of 2002, after the bulk of these products had been sold into the market.

        SSF had a gross profit of $8.0 million, $23.4 million, and $52.5 million in 2002, 2001, and 2000, respectively. Gross margins were 2% in 2002, 6% in 2001, and 16% in 2000. The reduction in gross profit in 2002 reflects reductions mainly in the Americas region and the Norway region. In the Americas, sales of trout and coho were made at low or negative margins due to the very low market prices at the time. This was business that was done for the first time by SSF as it came with the Eicosal business acquired in 2001. In addition, SSF's West coast activities in Los Angeles suffered a sharp fall in margins. Management has since been replaced at that location. In Norway, it was the sales and marketing activities that suffered the biggest adverse change due to the distorting effects of the EU MIP agreement causing very low market prices to Norwegian salmon exporters into the EU. Gross profits in Asia Pacific increased overall due to the substantial increase in volumes traded, although margin percentages were slightly reduced due to the change in the mix of business done towards lower margin business, and squeezed profitability due to the strong Norwegian currency and the effect on input purchase costs. The reduction in gross profit in 2001 reflects the significantly reduced prices for salmon in Europe and the U.S. As a result of low prices, SSF made "Lower of Cost or Market" adjustments to inventory and other provisions against working capital totaling $4.4 million in 2001, to reduce asset carrying costs to net realizable value. In 2001 SSF also wrote off $3.6 million of live fish inventory in the state of Maine, which were culled as a result of a government decree in January 2002 to cull the fish as a result of the incidence of a disease in the area. SSF received $1.8 million of compensation in 2002 from the Maine authorities, and has included in 2002 the balance as part of insurance claims, subject to a deductible. In Iberia and Asia Pacific regions, gross profit margins in 2001 were higher than in 2000, in the forme region due to improved turbot prices in Europe and in the latter due to the acquisition of the higher margin bluefin tuna business at the start of 2001.

        SSF is expecting to trade in 2003 at similar levels of volume to 2002, although due to the firming of salmon, salmon trout and coho selling prices in some markets the value of revenue is expected to increase by up to 25%. This, combined with improved farming cost efficiencies and a hoped for lower incidence of extraordinary fish mortalities from a very high level in 2002 should result in improved gross margins in 2003.

Corporate and Other

Optimum Logistics Ltd. and SeaSupplier Ltd.

        In March 2003, the Company announced that Elemica has signed a definitive agreement to aquire substantially all of the assets of OLL. Under the terms of the agreement, Elemica will aquire the full technology platform and the ongoing business operations of OLL. Closing is subject to standard conditions and the transaction is expected to be closed in April 2003.

        In 2002, OLL nearly doubled its revenues and cut its costs by more than half as product development is largely complete. In July, OLL and Lyondell Chemical Company announced the first deployment of a Chem eStandards-based integration connecting Lyondell and its ocean carriers for container and parcel tanker shipments using Optimum's TransLink solution. In October, OLL finalized an agreement with Elemica, the leading chemical industry consortium. Elemica selected OLL to be its exclusive bulk marine and preferred container marine supply chain execution platform. Considering Elemica's member list includes nearly all of the Tier 1 chemical companies, the relationship positions OLL as the industry standard for the chemicals industry.

        In March 2001, OLL announced a joint marketing and technology alliance with Aspen Technology, Inc. ("AspenTech") to develop Internet-based, supply chain logistics solutions for manufacturers in the process industries. Under the terms of the agreement, AspenTech has acquired a minority equity interest in OLL from the Company. The Company and AspenTech agreed to provide up to $17.3 million of funding to OLL, of which the first $12.3 million would be provided on a pro rata basis by the Company and AspenTech at 81% and 19%, respectively, and the last $5 million would be provided by the Company.

        In June 2001, SNSA's wholly-owned subsidiary, PrimeSupplier Ltd. acquired the assets of a competitor, the shipowner backed OneSea.com Inc., ("OneSea"), and was renamed SeaSupplier Ltd. The former OneSea shareholders received a minority stake in SSL, and the Company agreed to provide up to $7 million in funding to SSL. During 2002, an intercompany convertible loan facility of $4 million was granted by the Company to additionally fund the SSL business.

        Cash expenditures for OLL were $5.4 million in 2002 and $16.2 million in 2001, and for SSL were $4.4 million in 2002 and $8.3 million in 2001. The slowdown in the economy considerably reduced technology software related spending by many potential customers and negatively impacted sales efforts in 2001 and 2002. Both OLL and SSL completed the major portion of their software development in 2001 and have considerably slowed their cash expenditure rate. OLL now has several revenue paying customers, and SSL signed its first customer contract in late 2001 and announced several additional signed contracts in early 2002. The Company currently anticipates that the cash flow for both OLL and SSL will improve significantly in 2003.

Restructuring Charges

        In 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce the cost base. One aspect of this initiative is an overhead reduction effort, announced in January 2002, which management believes will save SNTG approximately $10 million per year by 2003. The restructuring program resulted in cost incurred during 2002 of $9.6 million.

        In 2000, SOSA recorded restructuring charges of $3.3 million, before minority interest impact, related to the integration of ETPM. The reorganization plan has removed duplicate capacity in the U.K. and SEAME regions. SOSA recorded redundancy costs of $0.9 million to eliminate duplicate functions in the U.K., and $1.7 million to close the Marseilles, France office, while transferring all operational and administrative functions for the SEAME region to Paris, France. Additionally, integration costs of $0.7 million were incurred in relation to the introduction of common information and reporting systems and standardization of processes across the enlarged SOSA organization. Substantially all of the charges were expensed and paid in the years ended November 30, 2001 and 2000.

Write-off of Goodwill

        The Company incurred goodwill write-offs of $118.0 million in 2002. Goodwill write-offs are related to the Ceanic Inc. ("Ceanic") acquisition of $103.0 million, NKT of $1.8 million, and PTKomaritim Indonesia ("PT Komaritim") of $1.6 million at Stolt Offshore; $7.8 million for the U.K. and Maine, U.S. farming operations at Stolt Sea Farm; $3.1 million related to the SNTG acquisition of Challenge International S.A. France and $0.7 million relating to the Stolt Sea Farm other corporate investments.

        During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill on acquisition. As a result, impairment charges totalling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire unamortized goodwill on the acquisition of Ceanic. The remainder of the impairment related to the write-off of goodwill arising on the acquisition of NKT and PT Komaritim.

        During the year ended November 30, 2002, the continuing poor results obtained in salmon aquaculture activities led SSF to perform an impairment review of all goodwill on acquisition of such activities. As a result, impairment charges totalling $7.8 million were recorded against goodwill, of which $6.3 million related to the entire remaining goodwill on the acquisition of Stolt Sea Farm Ltd and its subsidiary in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising on the acquisition of DE Salmon in the state of Maine, U.S.

        In early 1997, SNTG acquired the tank container operations of Challenge International S.A., a company based in France. During the year ended November 30, 2002, management of Stolt-Nielsen Transportation Group SAS, the French subsidiary operating these tank container assets, agreed to dispose of the primary asset of the company being its fleet of tank containers. On the basis of this early disposal of the assets by the French subsidiary, an impairment review of the goodwill was undertaken on this acquisition and an impairment charge of $3.1 million was recorded.

Write-off of Comex Trade Name

        In 2001, in light of the increased worldwide recognition of the Stolt Offshore name, SOSA ceased using the Comex name and, as such, determined that the value of the Comex trade name had been impaired and recorded a charge of $7.9 million, before minority interest impact, in its results of operations for the write-off of the trade name.

Equity in Net Income of Non-consolidated Joint Ventures

        The Company's equity in the net income of non-consolidated joint ventures was income of $14.0 million in 2002, compared to income of $13.0 million in 2001 and a loss of $3.1 million in 2000. The increase in 2002 was primarily due to higher results from the SNTG tanker and terminal joint ventures partially offset by lower results from SOSA joint ventures. The increase in 2001 was primarily due to improved results from SOSA joint ventures and SNTG terminal joint ventures, partially offset by lower results for the SNTG tanker joint ventures.

Administrative and General Expenses

        Administrative and general expenses increased to $210.6 million in 2002 from $209.5 million in 2001 and $186.1 million in 2000. The increase in 2002 is mainly due to higher cost at SOSA and SSF due to the weakening U.S. dollar, partially offset by lower costs in the three SNTG businesses, resulting from the cost reduction program, and lower costs related to the E-commerce businesses. The increase in 2001 was mainly due to the Company's two E-commerce businesses, OLL and SSL, higher expenses related to increased activity at the SNTG tanker operations and higher costs at SSF related to companies acquired during 2001. The percentage relationship of administrative and general expenses to net operating revenue has decreased over the last three years at 7.4%, 7.8% and 8.1% in 2002, 2001, and 2000, respectively.

Gain on Disposal of Assets

        In 2002, SOSA sold the assets of Big Inch Marine Systems, Inc. for a pretax gain of $8.0 million and also sold other assets with a net pretax gain of $2.3 million. In November 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL for a pretax gain of $12.2 million, $7.3 million after tax. Under the terms of the sale agreement the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which generally ends two years after the closing date, in connection with these two sites. As of November 30, 2002, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party. The Company also sold other assets for a net gain of $2.1 million, primarily related to a gain of $1.2 million on the sale of assets of Hard Suits Inc., a specialized diving company of SOSA. In 2000, the Company sold various assets for a net gain of $2.2 million.

Interest Expense, Net

        Interest expense, net decreased to $93.1 million in 2002 from $113.9 million and $105.5 million in 2001 and 2000, respectively. The $20.8 million decrease in interest in 2002 was due to lower rates and the sale leaseback of 12 parcel tankers in 2002 resulting in lower interest payments, despite higher debt levels, while increasing lease payments included in operating expenses. The $8.4 million in increased interest in 2001 was due to a higher debt level resulting from the Company's acquisition program.

Income Tax Provision

        The 2002 results include a tax provision of $18.0 million compared to $27.6 million in 2001, and $15.4 million in 2000. In 2002, the tax provision primarily relates to losses incured by SOSA and SSF for which no benefit was recognized and an increase in the valuation allowance against the Company's net deferred tax assets. These items are offset, in part, by a release of certain deferred tax liabilities associated with the U.K. shipping companies which have elected to join the U.K. tonnage tax regime and the impact of U.S. and non-U.S. shipping income not subject to tax. In 2001, the higher tax provision, mainly due to SOSA, resulted from withholding taxes imposed by tax authorities in certain territories in West Africa which had higher revenue in 2001 than in previous years. The 2000 provision reflects the recognition of $2.6 million in tax benefits of net operating loss carryforwards by SSF.

LIQUIDITY AND CAPITAL RESOURCES

        Liquidity for the Company is derived from a combination of cash generated from operations and funds from commercial bank borrowing facilities and private placements. The Company's borrowing facilities include revolving credit agreements and other credit lines which cover short-term needs for funds, and longer-term borrowings principally to finance capital expenditures and acquisitions.

        SNTG generally operates with negative working capital, which reflects the collection/payment cycle. Invoicing, for the tanker business, usually takes place at or shortly after loading, while expenses that are invoiced and paid within normal business terms are typically paid near or subsequent to the end of a voyage or move. SOSA requires working capital, as expenditures are often incurred on an ongoing basis throughout a project while customers are typically billed when a specified level of progress is achieved on a project. In SSF, the production cycle for Atlantic salmon takes two to four years, and for various other farmed fish species many more years; therefore, SSF requires working capital to finance inventory.

        The Company believes that working capital levels are sufficient for the Company's present requirements. In 2002, the Company generated cash from operating activities of $136.6 million. This compares with $123.1 million and $143.5 million in 2001 and 2000, respectively. The movements between years are mainly due to the relative operational performances and working capital requirements in those years. In 2001, there was a build-up of working capital at SOSA, mainly for unbilled receivables from customers.

        Net investing activities utilized $28.2 million in 2002. Significant investing activities during the year were (i) capital expenditures of $122.6 million, as described in further detail below, and (ii) payment of $60.6 million for the settlement of share price guarantees by Stolt Offshore. Offsetting these expenditures were proceeds from the sale of ships and tank containers as part of sale and leaseback transactions, as well as sales of other assets, for $158.0 million in total. Capital expenditures for the year include (i) final payments of $11.7 million for a tanker newbuilding, (ii) capital expenditures of $8.8 million for the terminal at Braithwaite, LA, (iii) refurbishing and upgrades of existing assets, and (iv) the acquisition of sea farming facilities.

        Net investing activities utilized $244.4 million in 2001. Significant investing activities during the year were (i) capital expenditures of $202.9 million, as described in further detail below, (ii) acquisitions of subsidiaries, primarily at SSF as previously discussed, for $80.7 million, and (iii) payments of $31.2 million for investments in affiliates and others. Offsetting these expenditures were (i) $77.0 million of proceeds from sale of assets ($69.7 million for the sale of Perth Amboy, NJ and Chicago, IL terminals), and (ii) $2.5 million for the decrease of restricted cash deposits. Capital expenditures for the year include (i) progress-payments on newbuildings under construction and final delivery payment on one Spanish newbuilding for SNTG, (ii) the purchase of new tank containers, and (iii) progress payments of $43 million on the construction of a terminal at Braithwaite, LA.

        Net investing activities utilized $358.3 million in 2000. Significant investing activities during the year were (i) capital expenditures of $285.8 million, as described in further detail below, (ii) SOSA's acquisitions of ETPM and Danco A/S, for $350 million and $36 million, respectively, including payments of $111.2 million, net of cash acquired, and SSF made payments of $9.2 million for the acquisitions of Rokerij La Couronne NV and the remaining interests of Ocean Horizons SA and PASFL that it did not previously own, (iii) payments of $12.4 million for investments in affiliates and others, and (iv) $2.6 million for the increase of restricted cash deposits. Offsetting these expenditures were $72.0 million of proceeds from sale of assets, ($49.6 million for tank containers that were subsequently leased back). Capital expenditures for the year include (i) progress-payments on new buildings under construction and final payment on the delivery of six new buildings for SNTG, (ii) the purchase of new tank containers, and (iii) land purchase and progress payments on the construction of a terminal at Braithwaite, LA.

        Net cash utilized by financing activities totaled $110.7 million in 2002. The principal uses of cash were the repayment of long-term debt and capital leases of $134.0 million, the payment of dividends of $13.8 million and $56.5 million of payments in connection with the repurchase of shares by Stolt Offshore. The significant sources of 2002 funding include proceeds of $50.2 million from issuance of long-term debt and an increase of $45.2 million in loans payable to banks.

        Net cash provided by financing activities totaled $117.6 million in 2001. The principal uses of cash were the repayment of long-term debt of $82.2 million and payment of dividends of $13.8 million. The significant sources of 2001 funding include (i) increase of $77.5 million of long-

term debt, consisting of an additional $70 million drawdown on an existing line of credit by SOSA that is secured by first mortgage on certain ships with a negative pledge on other existing SOSA assets, (ii) increase of $144.2 million in loans payable to banks, and (iii) $1.3 million in proceeds from the exercise of stock options for the shares of the Company and of SOSA.

        Net cash provided by financing activities totaled $224.8 million in 2000. The principal uses of cash were the repayment of long-term debt of $243.2 million and payment of dividends of $13.7 million. The significant sources of 2000 funding include: (i) the issuance of $473.5 million of new long-term debt, consisting of a $340 million obligation of SOSA secured by first mortgages on certain ships with a negative pledge on other existing SOSA assets, a $21.7 million unsecured loan to an SNTG wholly-owned subsidiary with a negative pledge on the assets of that subsidiary, and $111.8 million in loans secured by first mortgages on certain ships, and (ii) $5.5 million in proceeds from the exercise of stock options for the shares of the Company and of SOSA.

        On February 4, 2000, 6.1 million SOSA Class A shares were issued to Vinci as partial consideration for the acquisition of ETPM S.A. and on December 7, 1999, 1.8 million SOSA Class A shares were issued for the acquisition of NKT Flexibles I/S. The Class A shares have subsequently been converted to SOSA Common shares on a one-for-one basis. The shares issued to Vinci and NKT had a guaranteed minimum share price that required cash settlements in 2002 and 2003.

        As of November 30, 2002, the outstanding commitment under the minimum share price given in connection with the acquisition of NKT, covers 879,121 Common shares of SOSA. SOSA intends to repurchase these shares, that are subject to a share price guarantee at an average guaranteed price of $15.30 per share, in March, 2003. The cash settlement of $13.5 million will be covered out of existing lines of credit of SOSA.

        The following table sets forth the Company's contractual cash obligations and other commercial commitments as of November 30, 2002 (excluding amounts potentially due under the SOSA share guarantees described above):

(in millions)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual Cash Obligations:
Long-term debt	$1,319.4	$164.9	$667.5	$250.6	$236.4
Capital lease obligations	0.7	0.2	0.5	—	—
Operating leases	595.4	129.6	222.8	171.0	72.0

Total Contractual Cash Obligations	$1,915.5	$294.7	$890.8	$421.6	$308.4

Other Commercial Commitments:
Performance guarantees	$349.5	$173.3	$141.0	$32.1	$3.1

        As of November 30, 2002, the Company had total capital expenditure purchase commitments outstanding of approximately $36.1 million for 2003 and future years. These commitments are for a variety of capital projects, primarily the purchase and refurbishment of tank containers; expenditures for expansion of terminal capacity and the modification of a construction ship and the purchase of ROVs.

        The Company's current plans are expected to result in capital expenditures of approximately $156 million in 2003. The Company has scheduled principal and interest payments of approximately $266 million, anticipated dividends of $14 million and a $13 million funding obligation for the previously mentioned share price guarantees of SOSA to NKT. After an estimated $244 million of cash received from operating activities before interest, the Company will have a net funding requirement of $205 million which will be funded by existing cash, drawdowns on existing long-term revolving credit lines and new long-term debt.

        At November 30, 2002, the Company's cash and cash equivalents totaled $22.9 million. The Company had corporate facilities and other short-term lines of credit of $1,075.2 million, of which $408.1 million is available for future use. Total bank loans and short-term and long-term debt and capital lease obligations amounted to $1,652.1 million, of which $1,088.9 million is secured by ships and other assets and $563.2 million is unsecured. The Company, through its subsidiaries, has debt agreements which include various financial covenants. Some of the Company's debt agreements provide for a cross default in the event of a material default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them.

        On November 14, 2002, the Board of Directors of the Company approved an interim dividend of $0.125 per Common share which was paid on December 18, 2002 to all shareholders of record as of December 4, 2002. The Company anticipates, subject to approval at the Annual General Meeting, that a final dividend for 2002 of $0.125 per share will be paid in May 2003.

MARKET RISK

        The Company is exposed to market risk, including changes in interest rates, currency exchange rates and bunker fuel costs. To manage the volatility relating to these exposures, the Company enters into derivative transactions in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading or speculative purposes.

Currency Rate Exposure

        The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency exposure arising in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts negotiated with major banks.

Interest Rate Exposure

        The Company's exposure to interest rate fluctuations results from floating rate short-term credit facilities plus variable rate long-term debt and revolving credit facilities tied to the London Interbank Offered Rate ("LIBOR"). As of November 30, 2002, the consolidated debt, after consideration of interest rate swap agreements, was approximately 58% variable-rate debt.

        The Company's objectives in managing exposure to interest rate changes are to limit the impact of interest rate changes on earnings and cash flow and to lower overall borrowing costs. To achieve these objectives, the Company limits its exposure to interest rate changes through the use of fixed rate debt and financial swap contracts with major commercial banks. The Company maintains fixed rate debt as a percentage of its net debt between a minimum and a maximum percentage, which is set by the Company's Board of Directors.

Bunker Fuel Exposure

        Ship bunker fuel for the Company's tanker operations constituted approximately 20% of the total operating expenses for tankers. The Company enters into hedge contracts for bunker fuel in order to reduce the effects of a rise in prices. The majority of the contract business of the tanker operations is protected against a rise in bunker fuel under the terms of affreightment. However, spot freight rates depend on market supply and demand for cargo, leaving profit margins unprotected against a rise in bunker fuel. The Company maintains an active program of hedging bunker fuel costs for a portion of the anticipated future spot business.

        The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio, assuming adverse changes in market conditions for a specific time period and confidence level. As of November 30, 2002, the Company's estimated maximum potential one-day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a 95% confidence level, would approximate $2.8 million from adverse changes in foreign exchange rates. The Company's maximum potential one-day loss in fair value for adverse changes in interest rate and bunker fuel prices, given a 95% confidence level, would be approximately $0.5 million. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

        A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the consolidated financial statements, and disclosure relating to the financial instruments is included in Note 24 to the consolidated financial statements.

ENVIRONMENTAL AND REGULATORY COMPLIANCE

        The results of the Company may be impacted by changing environmental protection laws and regulations enacted by international, national, and local regulators. The operation of the Company's ships carries the risk of catastrophic accident and property loss caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages and other circumstances or events. The transportation of oil and chemicals is subject to the risk of business interruptions and additional costs in the event of spills or casualties befalling Company ships. Such an event may result in loss of revenue or increased costs or both.

        The Company's businesses are subject to various international, national and local governmental laws, which apply to various aspects of the Company's operations, and provide severe penalties for non-compliance. One such law is the U.S. Oil Pollution Act of 1990 ("OPA '90"), which imposes various requirements on shipowners and ship operators in U.S. waters including, among other things, restricting access to U.S. ports to only those tankers with double hulls, stringent financial responsibility requirements and extensive contingency planning requirements, as well as a liability scheme that provides for, under certain circumstances, unlimited liability for pollution accidents occurring in U.S. waters. The Company believes it is currently in compliance with such laws and regulations.

        The terminal operation in the U.S. is subject to the Clean Water Act, the Clean Air Act, OPA '90, and the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which regulate liability for the discharge of pollutants into waterways and noxious emissions into the air; MARPOL Annex II regarding the disposal of by-products from ship cleaning done pursuant to such regulations; the Resource Conservation and Recovery Act regarding the reporting, record keeping and handling of hazardous waste; the Occupational Safety and Health Act regulating the working conditions at U.S. terminals as well as other business facilities; and regulations of the U.S. Department of Transportation pursuant to the Hazardous Materials Transportation Act regarding the packaging, labeling and handling of hazardous materials in the U.S. Terminals located outside of the U.S. are governed by the comparable national and local governmental agencies.

        The Company maintains insurance against physical loss and damage to its assets as well as coverage against liabilities to third parties it may incur in the course of its operations. Assets are insured at replacement cost, market value, or assessed earning power. The owned fleet is currently covered by hull and machinery insurance in the amount of $3.94 billion. Other marine liabilities are insured under marine protection and indemnity insurance policies. These policies have a ceiling of $4.25 billion per incident for all claims other than marine oil pollution. Cover for such incidents is limited to $1 billion per occurrence for ships when calling for ports in the U.S. and other parts of the world. Non-marine liabilities are insured up to $200 million. The Company believes its insurance coverage to be in such form, against such risks, for such amounts and subject to such deductibles as are prudent and normal to those industries in which the Company operates.

ANTITRUST INVESTIGATION MATTERS

        In 2002, the Company became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in the Company's parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, the Company determined to voluntarily report certain conduct to the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC"). On February 25, 2003, the Company announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program in connection with possible collusion in the parcel tanker industry. Pursuant to such program, the Company and its directors and employees will receive amnesty from criminal antitrust prosecution and fines in the United States for anti-competitive conduct in the parcel tanker business, provided the stated conditions, including continued cooperation, are met. The Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the Company immunity from EC fines with respect to anti-competitive behavior, subject to the Company fulfilling the conditions of the program, including continued cooperation. The Company is cooperating fully with the DOJ and the EC with respect to such programs. In light of the Company's admission into the government antitrust programs, no provision for any fines related to the DOJ or EC investigations has been made in the Company's consolidated financial statements.

OFAC INVESTIGATION MATTERS

        The U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") has initiated an investigation of certain payments by the Company of incidental port expenses to entities in Iran and Sudan as possible violations of the International Economic Emergency Powers Act, 50 U.S.C. § 1701 ("IEEPA"), the Iranian Transactions Regulations, 31 C.F.R. Part 560, and the Sudanese Sanctions Regulations, 31 C.F.R. Part 538. The Company is cooperating fully with OFAC and has implemented Company policies and procedures to monitor compliance with these provisions. With respect to OFAC's Iran investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to the Company covering payments by the Company for incidental port expenses involving unlicensed shipments to, from or involving Iran. OFAC's investigation of Iran is currently pending and OFAC has not made any determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. With respect to OFAC's Sudan investigation, on March 20, 2003 SNTG settled the matter with OFAC for a payment of US $95 thousand and without any determination by OFAC that SNTG's payments of incidental port expenses to entities in the Sudan violated U.S. sanctions regulations. The Company will seek to negotiate a settlement of the issues related to OFAC's Iran investigation, although the Company cannot give any assurance that it will be able to negotiate a settlement.

CRITICAL ACCOUNTING POLICIES

        The Company's significant accounting policies are more fully described in Note 2 to the consolidated financial statements. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates the estimates and judgments, including those related to the percentage of completion accounting for construction contracts, tanker voyage accounting and container move cost estimates, bad debts, inventories and fish mortality, investments in non-consolidated joint ventures, intangible assets, income taxes, impairment charges, restructuring costs, pension benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

        Revenues from SNTG's tanker operations are shown in the consolidated statements of operations net of commissions, sublet costs, transshipment, and barging expenses. The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period.

        Revenues for SNTG's tank container operations relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

        Revenues for SNTG's terminal operations consist of rental income for the utilization of storage tanks by its customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities pumped through the facility. Revenues can also be earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

        A significant portion of SOSA's revenue is derived from long-term contracts and is recognized using the percentage-of-completion accounting method. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of estimated physical completion. Management reviews these estimates monthly and revenue and gross profit are recognized each period unless the stage of completion is insufficient to enable a reasonably certain forecast of revenue to be established. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profits are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profits. These changes may be significant depending on the size of the project or the adjustment. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes known.

        A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable.

        In certain circumstances SOSA uses the services of an independent party to assist in determining reasonably dependable estimates of revenue probable to be received.

        SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) or DDP (Delivered Duty Paid) customer. The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and bad or doubtful debt provisions and write-offs.

        SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing off the accumulated costs associated with that biomass at the time of the mortality.

        Costs are released to the profit and loss account as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the period. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the period in which they are incurred.

        OLL and SSL have various types of fee income, including non-refundable subscription fees, transaction fees, and service fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed. Service fees are billed and recognized as work is completed mainly on a time and materials basis, although the companies do engage in project fee-based services work and recognize revenues on a project percentage of completion basis.

Impairment of Tangible Fixed Assets,
Goodwill and Other Intangibles

        In accordance with SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of," long-lived assets, certain identifiable intangibles and goodwill related to these assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company determines a current market value for the asset or estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Legal Claims and Lawsuits

        The Company, in the ordinary course of business, is subject to various legal claims and lawsuits. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies" if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. The results of the Company may be adversely affected if the provision proves not to be sufficient. The significant legal claims and lawsuits against SNSA, SNTG and SOSA are discussed in Note 18 to the consolidated financial statements.

FUTURE ADOPTION OF
NEW ACCOUNTING STANDARDS

        The Company will adopt SFAS No. 142, "Goodwill and Other Intangible Assets", for the fiscal year commencing December 1, 2002 which requires the Company to cease amortization of its remaining net goodwill balance and perform an impairment test of its existing goodwill based on a fair value concept. In view of the $118.0 million write-off of goodwill on acquisition booked in 2002, the only future impact of SFAS No. 142 will be in respect of the assessment of impairment of the remaining goodwill and other intangible assets of $86.0 million. The adoption of SFAS No. 142 on December 1, 2002 would eliminate the recognition of amortization expense for goodwill that amounted to approximately $11.3 million in 2002, but could also require future impairment writedowns, if deemed necessary.

        Also in June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record a legal obligation associated with the retirement of a tangible long-lived asset in the period in which it is incurred. The fair value of a liability for an asset retirement obligation must be recognized in the period in which it is acquired if a reasonable estimate of fair value can be made. Additionally, the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company plans to adopt this standard effective December 1, 2002.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets." This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting/reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of, but retains APB Opinion No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The Company plans to adopt this standard effective December 1, 2002.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13,

"Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS No. 145 will have on its results of operations and financial position. However, the Company does not believe that the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issue Task Force ("EITF") Issue No. 94-3, "Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company plans to adopt this standard effective December 1, 2002, and does not anticipate that there will be a material impact on its results of operations or its financial position.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We are currently assessing the impact of the adoption of FIN 45, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our financial position or results of operations.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE")" ("FIN 46"). The objective of the interpretation is to provide guidance for identifying controlling financial interest established by means other than voting interest. It requires consolidation of a VIE by an enterprise that holds such a controlling financial interest (the primary beneficiary). It is intended to require consolidation of VIEs only if those VIEs do not effectively disperse the risk and benefits among the various parties involved. The Company will apply the interpretation to pre-existing VIEs as of the beginning of the Company's fourth quarter of 2003. If existing arrangements are not modified, FIN 46 will require certain leases of the Company to be recorded on the balance sheet, as disclosed further in Note 16.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Since we are continuing to account for stock-based compensation according to APB No. 25, our adoption of SFAS No. 148 requires us to provide prominent disclosure about the effects of SFAS No. 123 on reported income. SFAS No. 148 shall be effective for fiscal years ending after December 15, 2002.

FORWARD-LOOKING STATEMENTS

        Certain statements in this Annual Report, including the message from the Chairman, describe plans or expectations for the future and constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; asset operational performance; raw material costs and availability; currency fluctuations; disease and other natural causes; immaturity of aquaculture technology; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; governmental investigations and claims made by third parties; adverse court decisions and adverse weather conditions. Additional information concerning these, as well as other factors, is contained from time to time in the Company's U.S. Securities and Exchange Commission ("SEC") filings, including, but not limited to, the Company's report on Form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

SELECTED CONSOLIDATED FINANCIAL DATA

	For the years ended November 30,
	2002	2001	2000	1999	1998
	(in millions, except per share data)
Net operating revenue	$2,852.7	$2,678.4	$2,284.2	$1,796.6	$1,814.2
Income (loss) from operations	$(49.1)	$162.9	$94.2	$119.1	$209.0
Net income (loss)	$(102.8)	$23.7	$(12.4)	$46.9	$96.3
Earnings (loss) per share (a)
Basic	$(1.87)	$0.43	$(0.23)	$0.86	$1.76
Diluted	$(1.87)	$0.43	$(0.23)	$0.86	$1.75
Weighted average number of Common shares and equivalents outstanding: (a)
Basic	54.9	54.9	54.7	54.5	54.7
Diluted	54.9	55.3	54.7	54.8	55.0
Cash dividends paid per share (a)	$0.25	$0.25	$0.25	$0.375	$0.50
	As of November 30,
	2002	2001	2000	1999	1998
	(in millions, except per share data)
Current assets less current liabilities (including current portion of long-term debt)	$(234.9)	$(151.0)	$(46.9)	$111.3	$132.4
Total assets	$3,787.1	$3,971.9	$3,727.3	$3,058.4	$3,008.1
Long-term debt and capital lease obligations (including current portion)	$1,320.1	$1,408.8	$1,415.0	$1,179.4	$1,128.9
Shareholders' equity	$989.8	$1,100.6	$1,095.8	$1,141.6	$1,132.4
Book value per share (a)	$18.01	$20.04	$20.00	$20.91	$20.78
Total number of Common shares outstanding (a)	54.9	54.9	54.8	54.6	54.5

(a)
All share data and per share data have been restated to reflect the share reclassification on March 7, 2001 whereby Class B shares were reclassified to Common Shares on a one-for-one basis.

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  Exhibit 10.3